SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

ROBOGROUP T.E.K. LTD.

(formerly known as ESHED ROBOTEC (1982) LIMITED)
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

ROBOGROUP T.E.K. LTD.
(formerly known as ESHED ROBOTEC (1982) LIMITED)

6-K Items

1. Immediate Disclosure dated February 28, 2002.

2. Press Release dated February 28, 2002.

ITEM 1

Tel Aviv Stock Exchange Ltd
54 Achad Ha'am St
65202 Tel Aviv
Registrar of Companies
PO Box 767
91007 Jerusalem
Israel Securities Authority
22 Kanfei Nesharim St
95464 Jerusalem

Name of Corporation: RoboGroup T.E.K. Ltd
Phone No.: 03-9004111 Fax No.: 03-9030994

Date: February 28, 2002

re: **Immediate Disclosure – An Outside Director who ceased from holding office**

1. Name of Director who ceased holding office: Boaz Helman

2. I.D. No.: 52585320

3. Date ceased holding office: February 28, 2002

4. To the best of our knowledge, the retirement does not involve circumstances that the public investors should be informed about.

5. After ceasing holding office, the director also ceased being an interested party in the corporation.

5. This Immediate Disclosure was transferred by Fax to the SEC and the TASE.

Sincerely,

Ophra Levy-Mildworth, Adv.
Corporate Secratery

Tel Aviv Stock Exchange Ltd
54 Achad Ha'am St
65202 Tel Aviv
Registrar of Companies
PO Box 767
91007 Jerusalem
Israel Securities Authority
22 Kanfei Nesharim St
95464 Jerusalem

Name of Corporation: RoboGroup T.E.K. Ltd.
Phone No.: 03-9004111 Fax No.: 03-9030994

Date: February 28, 2002

re: **Immediate Disclosure – An Outside Director who ceased from holding office**

1. Name of Director who ceased holding office: Smadar Shilo

2. I.D. No.: 52917044

3. Date ceased holding office: February 28, 2002

4. To the best of our knowledge, the retirement does not involve circumstances that the public investors should be informed about.

5. After ceasing holding office, the director also ceased being an interested party in the corporation.

5. This Immediate Disclosure was transferred by Fax to the SEC and the TASE.

Sincerely,

Ophra Levy-Mildworth, Adv.
Corporate Secratery

Tel Aviv Stock Exchange Ltd
54 Achad Ha'am St
65202 Tel Aviv
Registrar of Companies
PO Box 767
91007 Jerusalem
Israel Securities Authority
22 Kanfei Nesharim St
95464 Jerusalem

Name of Corporation: RoboGroup T.E.K. Ltd.
Phone No.: 03-9004111 Fax No.: 03-9030994

Date: February 28, 2002

re: **Immediate Disclosure – Nominating an Outside Director**

1. Name of Director: Amiram Dagan Date of Nomination: February 28, 2002.

2. I.D. No.: 52731510

3. Date of Birth: December 10, 1954

4. Address: 40 Arbel St., Alfey Menashe, Israel.

4. Occupation for the last 5 years: Head of the Systems Department of the IAF, Vice President Customer Assurance at Nice Systems, Vice President UAV Development & Operations at Silver Arrow.

5. The Outside Director does not hold and did not hold the office of a director in any other corporation in the last 5 years.

6. The Outside Director does not hold any shares or other securities of the corporation, neither in its subsidiaries or an affiliated company.

7. This Immediate Disclosure was transferred by Fax to the SEC and the TASE.

Sincerely,

Ophra Levy-Mildworth, Adv.
Corporate Secretary

Tel Aviv Stock Exchange Ltd
54 Achad Ha'am St
65202 Tel Aviv
Registrar of Companies
PO Box 767
91007 Jerusalem
Israel Securities Authority
22 Kanfei Nesharim St
95464 Jerusalem

Name of Corporation: RoboGroup T.E.K. Ltd.
Phone No.: 03-9004111 Fax No.: 03-9030994

Date: February 28, 2002

re: **Immediate Disclosure – Nominating an Outside Director**

1. Name of Director: Tami Gottlieb Date of Nomination: February 28, 2002.

2. I.D. No.: 54584198

3. Date of Birth: January 27, 1957

4. Address: 10 Hasharon St., Raanana, Israel.

5. Occupation for the last 5 years: Managing Director of Investec Clali – Management & Underwriting Ltd., Independent business development, Investment banking and financial consulting.

6. Other corporations in which he/she held or holds the office of a director in the last 5 years: An Outside Director in Sahar Development and Investments Ltd., Yishpro Ltd., Carmel Investments Group. A Director in Emilya Development Ltd., T.R.A. Radio Tel-Aviv Ltd., IncrediMail Ltd.

7. The Outside Director does not hold any shares or other securities of the corporation, neither in its subsidiaries or an affiliated company.

8. This Immediate disclosure was transferred by Fax to the SEC and the TASE.

Sincerely,

Ophra Levy-Mildworth, Adv.
Corporate Secratery

ITEM 2

Thursday February 28, 10:35 am Eastern Time

Press Release

SOURCE: RoboGroup T.E.K. Ltd.

RoboGroup Announces Two New Outside Directors

ROSH HA'AYIN, Israel, Feb. 28 /PRNewswire-FirstCall/ -- RoboGroup T.E.K. Ltd. (Nasdaq: ROBO - news), today announced that two new outside directors, Tami Gottlieb and Amiram Dagan, were appointed to serve on its board of directors, effective today. They are replacing Smadar Shilo and Boaz Helman, who have completed their five-year terms as outside directors. The nomination of the new outside directors was approved in the last shareholders meeting in December 2001.

Tami Gottlieb, age 44, is currently engaged in independent business development, investment banking and financial consulting. From July 1997 to January 2001, Ms. Gottlieb was the Managing Director of Investec Clali - Management & Underwriting Ltd. Ms. Gottlieb has a B.A. from the Hebrew University in Jerusalem in International Relations, and an M.A. from Indiana University in Bloomington, Indiana in Economics. Ms. Gottlieb has also held managing director positions at other financial companies in Israel, and she is on the board of directors of several public and private companies including Sahar Development and Investments Ltd., Yishpro Ltd. and H.L. Finance and Investments.

Amiram Dagan, age 47, is currently serving as vice president, UAV development and operations at Silver Arrow, a subsidiary of Elbit Systems. During 2000, Mr. Dagan was vice president of customer assurance at Nice Systems. Prior to this he served as director of research and development, system engineering and project management at Nice Systems. From 1977 to 1999, Mr. Dagan served in the Israeli Air Force (IAF). Mr. Dagan was the head of the IAF systems department and held the rank of Colonel. Mr. Dagan has a BscEE from the Technion-Israel Institute in Haifa, an M.A. from Haifa University in political science and national security, and an MBA from the Tel-Aviv University.

Rafael Aravot, Chairman and CEO of RoboGroup commented: ``We are pleased to have Tami and Amiram join our board. Their collective experience will add additional depth and perspective to our strategic team."

RoboGroup engages in three business sectors. The first focuses on high tech ventures such as Memcall (www.memcall.com), a fabless VLSI semiconductor developer with unique Call Out Memory(TM) technology and e-Learning. The second is comprised of Yaskawa Eshed Technology (YET) (www.yetmotion.com), a joint venture with Japan's Yaskawa Electric Corp., which provides industrial motion controls and robots. The third sector is devoted to RoboGroup's learning products. RoboGroup is a world leader in automation training. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise. For more information, visit www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company's products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company's Annual Report on Form F-20.

SOURCE: RoboGroup T.E.K. Ltd.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RoboGroup T.E.K. Ltd.

Rafael Aravot
Chief Executive Officer

Date: February 28, 2002